June 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:    Rolaine Bancroft, Esq.

                                    Re:       VirTra Systems, Inc. Amendment No. 4 to Registration Statement on Form SB-2 File No. 333-123890

Gentlemen:

We ask that you make the above Registration Statement effect at 5:00 P.M. on Monday, June 27, 2005 or, if you receive this letter after that time, as soon as practicable. We confirm that we are aware of our obligations under the Securities Act of 1933.

There is no underwriter participating in the distribution except in so far as the selling shareholder is deemed an underwriter, and accordingly there was no review by the NASD of underwriters' compensation. A preliminary prospectus was not distributed

We acknowledge that:

•     the staff’s declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing;

•     the staff’s declaring the filing effective does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•     The company may not assert the staff’s declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

.

Very truly yours,

VirTra Systems, Inc.

By:       /s/ L. Kelly Jones

            L. Kelly Jones, Chief Executive Officer